

CONSOLIDATED TOMOKA
Daytona Beach, Florida

LAND + INCOME

INVESTOR PRESENTATION
3rd QUARTER 2013

If we refer to "we," "us," "our," or "the Company," we mean Consolidated-Tomoka Land Co. and its consolidated subsidiaries. This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as 'will,' 'anticipate,' 'assume,' 'believe,' 'estimate,' 'expect,' 'intend,' 'believes,' or similar expressions. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. All such expectations and assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system at http://www.sec.gov.

CONSOLIDATED
TOMOKA

CTO: a Snapshot

$ in millions (except share data)

Ticker:	CTO
Current Trading Price	$38.49
52-week Trading Range per Share	$42.46 - $28.98
Equity Market Capitalization	$225.2
Total Debt	$66.7
Other Liabilities	$44.8
Total Enterprise Value	$291.9
Debt less Cash / Total Enterprise Value	22.6%
TTM Dividend / Yield	$0.06 / 0.16%

as of September 30, 2013

Conservative Leverage ● Positioned for Growth

CONSOLIDATED
TOMOKA

CTO: a Snapshot

as of September 30, 2013

Land & Subsurface	10,000+ acres (within 9 miles of Ocean, I-95 & I-4) 490,000± acres Subsurface Rights (Hendry, Lee and other FL counties)
Income Properties	37 Single-Tenant Income Properties 2 Self-Developed Properties (2 new properties under construction) 22 Billboards
Commercial Mortgage Loan Investments	First Mortgage on Upper Upscale Hotel Property
Golf	Semi-Private – LPGA International 36 holes of Championship Golf 3-hole Practice Academy Malcolm's Restaurant & Bar
Other	Timber Management Hunting & Hay Leases

CONSOLIDATED TOMOKA

4

Progress: By the Numbers
as of September 30, 2013

Total Revenues ($000's)



Operating Income ($000's)



Earnings Per Share



Book Value Per Share



CTO News: Recent Announcements

October 29, 2013	**$3.8 Million Favorable** Judgment Upheld on CTO's Lien on 600 acres
September 24, 2013	**Amendment to Oil Exploration Lease** – Received Payment of **$4.3 Million**
September 16, 2013	**Acquires Big Lots** Store in Germantown, **MD - $5.0 Million**
September 6, 2013	New Lease and **Flex Office Development**
August 7, 2013	**Acquires $19.6 Million Loan** Secured by an Upper Upscale Hotel in Atlanta, GA
July 26, 2013	**Acquires Rite Aid** in Renton, **WA - $6.6 Million**
June 3, 2013	Completes Sale of Walgreens Store in Kissimmee, FL - $3.4 Million
April 2, 2013	Closes **Amendment of Revolving Credit Facility**
April 1, 2013	Settlement with St. Johns River Water Management District
March 13, 2013	Two Separate **Debt Financings - $30.4 Million Proceeds**
February 22, 2013	Completes Sale of CVS store in Clermont FL, PNC Bank in Alpharetta, GA - $7.6 Million
January 31, 2013	Acquires a Two-Building 133,000 Sq. Ft Office Complex in Orlando, FL - **$14.6 Million**
January 23, 2013	**Acquires Big Lots** Store in Glendale, AZ - **$5.0 Million**
January 11, 2013	Reduction of Board of Directors
January 4, 2013	**Acquires 4 Triple Net Properties** in Los Angeles/Orange County, **CA - $8.0 Million**

CTO: Why Invest?

- Unlocking value

- Growing positive cash flow

- Continue income investment diversification in location, credit, and product

- Growth runway – modest debt / strong credit line

- Organic capital generation – converting land to income growth

- Florida real estate recovery and population trends

- Trading at low land valuation

CONSOLIDATED
TOMOKA

Highlights: Moving the Needle

- Income Properties – 2012 to September 30, 2013

  - Acquisitions:

    - Acquired 17 single-tenant income properties
    - $65.0mm aggregate purchase price
    - 6 new states (AZ, CA, CO, IL, MD, and WA), 6 new credits
    - Average lease term of 13.55 years



  - Dispositions:

    - Sold 5 single-tenant income properties (FL, GA, and NC)
    - $19.0mm aggregate sales price
    - Average lease term of 8.1 years

- Commercial Mortgage Loan:

  - $19.56mm first mortgage (purchased at a discount to par)

CONSOLIDATED
TOMOKA

Income Properties: 37 properties - 9 states
as of September 30, 2013



Bank of America 9: CA	**BARNES & NOBLE** BOOKSELLERS 1: FL	**BEST BUY** 1: GA	**BIG LOTS!** 1: AZ / 1: MD
BUFFALO WILD WINGS GRILL & BAR 1: AZ	**CHASE** 1: IL	**CVS** 8: FL	

DICK'S SPORTING GOODS 1: GA	**Harris Teeter** Your Neighborhood Food Market 1: NC	**Hilton Grand Vacations** 2: FL	**LOWE'S** 1: NC	**PNC** 2: FL	**RITE AID** 1: WA	**Walgreens** 4: FL / 1: CO / 1: GA

Income Properties: Recycling

Walgreens
Kissimmee, FL
Term: 5+ years
Credit: BBB

Big Lots
Glendale, AZ
Term: 10+ years





Better Location ● Longer Lease Term

CONSOLIDATED
TOMOKA

Income Properties: Recycling

PNC Bank
Alpharetta, GA
Term: 7 years
Credit: A



RBC Bank

CVS
Clermont, FL
Term: 11.5 years
Credit: BBB

Bank of America - 5 branches
Orange County, CA
Term: 15 years
Credit: A





CA Route 1
WHOLE FOODS
Ocean Avenue

Better Location • Longer Lease Term • Better Credit

CONSOLIDATED TOMOKA
11

Income Properties: Recycling

Northern Tool
Asheville, NC
Term: 7+ years
Credit: N/A

JPMorgan Chase Bank
Chicago, IL
Term: 28+ years
Credit: A+





Better Location ● Longer Lease Term ● Better Credit

Income Properties: Recycling

Land Transaction
West of I-95
16.6 acres at $37,245/acre

Buffalo Wild Wings
Phoenix, AZ
Term: 15 years





Non – Income to Income

Income Properties: Recycling

Vacant
Barnes & Noble
Lakeland, FL
Term: N/A
Credit: N/A



Walgreens
Powder Springs, GA
Term: 9 years
Credit: BBB



Walgreens
Boulder, CO
Term: 22+ years
Credit: BBB



Better Location ● Non – Income to Income ● Longer Lease Term

Income Properties: Diversifying by Credit

% based on rent as of September 30, 2013


JPM, 2%
BWW, 1%
BBY, 4%
BKS, 3%
PNC, 4%
DKS, 5%
RAD, 5%
CVS, 20%
Harris Teeter, 6%
WAG, 18%
LOW, 6%
BIG, 6%
HLT, 12%
BAC, 8%

Income Properties: Diversifying by State
% based on rent as of September 30, 2013



Highlights: Improving & Growing

- **Golf:**
  - Cap Ex
    - Renovated clubhouse and pro shop in 2012
    - Expanded F&B service - seating increased 32% to 341
    - Remodeled pro shop - from 3,387 SF to 1,114 SF
    - New club logo and rebranded golf courses
    - New Fitness Facility opening November 2013

  - Operating Improvements
    - Amended lease with the City of Daytona Beach
      - Reduced scheduled rent escalation
    - Golf membership tripled

  - Operating Results (YTD Q3 2013 vs YTD Q3 2012)
    - Profitability up 48.4%
    - Revenues up 9.1%









Malcolm's: LPGA International






Highlights: Moving the Needle

■ Debt:

- Unsecured line of credit capacity increased to $66mm in February 2013
- Line of credit lending group includes Bank of Montreal, Wells Fargo Bank N.A., and BB&T
- Amended credit facility in March 2013
  - Expanded capacity to $125mm
  - Reduced interest rate 25 bps to L+150 up to L+225
  - Extended maturity to 2016
- Secured $23.1mm 10-year, 3.67% fixed rate mortgage loan on 14 properties originated with Bank of America
- Secured $7.3mm 5-year, 3.66% fixed rate mortgage loan on two Orlando office properties originated with UBS

Highlights: Moving the Needle

- **Agriculture:**
  - Approximately 3,400 acres in hay and hunting leases
  - Approximately 6,300 acres in timber production
  - $149k in revenue YTD Q3 2013

- **Subsurface:**
  - Amended 8-year oil exploration lease with Kerogen Florida Energy Co.
    - Payment of $1.0mm for drilling requirements;
    - Payment of $3.3mm for third year lease; and
    - Reduced leased acres to 82,000 in Hendry County FL
    - Removed from lease 55,000 acres in Lee County FL
  - Royalties on two producing wells on 800 acres with BreitBurn Energy
    - $231k in revenue YTD Q3 2013

- **Billboards:**
  - 22 Billboards
  - $150k in revenue YTD Q3 2013

CONSOLIDATED TOMOKA

Revenue Highlights: Growing

$ in millions

	YTD Q3'13	YTD Q3'12
Income Properties	**$9.62**	$6.39
Number of States	**9**	5
Number of Properties[1]	37	25
Wtd Avg Lease Term[1]	**10.17**	10.20
Commercial Mortgage Loan	**$0.64**	$0.00
Real Estate Operations (Land Transactions, Subsurface)	$2.01	$2.42
Golf Operations	$3.76	$3.44
Other (Agriculture and Other Income)	$0.15	$0.15
Total Revenue	**$16.18**	$12.40

[1] Excluding self-developed properties

Segment Income*: Moving the Needle

$ in millions

	YTD Q3'13	YTD Q3'12
Income Properties	**$8.58**	$5.87
Commercial Mortgage Loan	**$0.64**	$0.00
Real Estate Operations	$1.53	$1.89
Golf Operations	**($0.40)**	($0.77)
Other (Agriculture and Other Income)	$0.03	($0.02)
Total Segment Income	$10.38	$6.97

*Revenues less direct cost of revenue

EPS: Positioned for Growth

	YTD Q3'13	YTD Q3'12
EPS	$0.32	$0.09
Items Impacting EPS		
Stock Compensation	($0.09)	($0.09)
Impairments	($0.07)	$0.00
Personnel Change	($0.01)	($0.02)

Peer Group: CTO Advantage

CTO Advantage



✓ Better Location of Land
✓ Income Property Diversification



✓ Better Markets for Income Properties
✓ Better Tenant Credit
✓ Lower Leverage
✓ Internally Generated Capital – Land to Income



✓ Better Tenant Credit
✓ Lower Leverage
✓ Internally Generated Capital – Land to Income

CONSOLIDATED TOMOKA

10,000+ Acres: Well-Positioned Land



- The Company owns 10,000+ acres:
  - 1,500 acres east of I-95
  - Over 300 acres along I-95
  - Land is located in the City of Daytona Beach

- Land uses include:
  - Medical
  - Office
  - Industrial
  - Retail
  - Multi-Family
  - Residential

CONSOLIDATED TOMOKA

10,000+ Acres: Well-Positioned Land



Jacksonville
ver (Atlantic Intercoastal Waterway)
Hunter's Ridge
Breakaway Trails
Walmart
95
40
Hand Avenue Extension
Stagecoach Road Extension
Florida Hospital
Hinson Middle School
Williamson Blvd
Advanced Technology College
LPGA Blvd
Tymber Creek Road Extension
Tiger Bay State Forest
Fire Station
Mason Ave
Sunset Harbor Yacht Club
Ocean Center
News Journal Performance Center
Jackie Robinson Ball Park
Halifax River Yacht Club
Daytona State College
Halifax Hospital
Daytona Beach
92
Volusia Mall
Champion Elementary School
Bayberry Lakes
GOLF
Dunn Ave Overpass
Embry Riddle Aeronautical University
Atlantic Ocean
Daytona International Speedway
Daytona International Airport
TENNIS
Grande Champion
Water Treatment Plant
Father Lopez High School
Municipal Stadium
KB Homes
95
4
Daytona Beach Industrial Park
92
Orlando
Miami
Ponce Inlet

CONSOLIDATED TOMOKA

Daytona Beach: Well-Positioned Land


AUTO MALL
95
74,500
AADT
MORNING TRAFFIC
EVENING TRAFFIC
Vince Carter's
LPGA BLVD
BANK BRANCH
UNDER CONTRACT
CORNERSTONE
OFFICE PARK
23,210
AADT
13,570
AADT
WILLIAMSON BLVD
CONVENIENCE
STORE
UNDER
CONTRACT

CONSOLIDATED TOMOKA

Highlights: Harvesting Value



TOTAL SITE AREA: 25.26 ACRES
LOT NUMBER LOT AREA SQ. FT. LOT AREA ACRES
1 156,506 SQ. FT. 3.59 ACRES
2 94,462 SQ. FT. 2.17 ACRES
3 162,131 SQ. FT. 3.72 ACRES
4 148,334 SQ. FT. 3.40 ACRES
5 73,020 SQ. FT. 1.67 ACRES
6 99,520 SQ. FT. 2.28 ACRES
7 61,308 SQ. FT. 1.40 ACRES
8 58,038 SQ. FT. 1.33 ACRES
50 FT. R/W 16,776 SQ. FT. 0.39 ACRES
80 FT. R/W 53,644 SQ. FT. 1.23 ACRES
70 FT. R/W 42,593 SQ. FT. 0.98 ACRES
TRACT A 134,573 SQ. FT. 3.09 ACRES
TRACT A
LPGA BOULEVARD
WILLIAMSON BOULEVARD

3.4 acres of the 25 acre Williamson Crossing parcel under contract at the corner of LPGA and Williamson Boulevards

CONSOLIDATED TOMOKA
28

Daytona Beach: Well-Positioned Land



60 acres

FLORIDA HOSPITAL
MEMORIAL MEDICAL CENTER

Daytona Beach: Well-Positioned Land



GATEWAY BUSINESS CENTER
PHASE I
10 ACRES / 146,000 SF
95
DAYTONA BEACH AUTOMALL
74,500 AADT
VITAS - 55,000 SF
COSTA DEL MAR - 31,600 SF
ARK TECHNOLOGIES 50,000 SF
33,000 SF EXPANSION
DAYTONA BEVERAGES 64,240 SF
TELEDYNE 52,000 SF EXPANSION
TELEDYNE 97,640 SF
PIEDMONT PLASTICS 58,200 SF
MASON AVENUE EXTENSION
WILLIAMSON BUSINESS PARK
UNDER CONSTRUCTION
30,720 SF AVAILABLE
5.5 ACRES
MASON COMMERCE CENTER PHASE I - 15,360 SF
MASON COMMERCE CENTER PHASE I - 15,360 SF
WILLIAMSON BOULEVARD
13,570 AADT

CONSOLIDATED TOMOKA

Daytona Beach: Well-Positioned Land



Florida Hospital
UP TO
200± ACRES
13,570
AADT
23,210
AADT
WILLIAMSON BLVD
LPGA BLVD
INTERSTATE
95
74,500
AADT
UP TO
80± ACRES
UP TO
80± ACRES

CONSOLIDATED TOMOKA

CTO: Where does the Stock Market Value our Land?

Trading Value of Land

Shares	5,849,725
Share Price *	$38.49
Market Capitalization *	**$225,155,915**
Long-Term Debt *	$66,727,032
Deferred Income Taxes (Net) *	**$31,646,987**
Other Liabilities *	$13,082,367
Less: Book Value of Income Properties, Golf, Mortgage Loan & Other Assets *	($195,212,498)
Implied Land Value	**$141,399,803**
Approximate Acres *	10,000
Implied Land Value/Acre	**$14,140**

* As of September 30, 2013

Last Land Transaction: 16.6 acres for $37,245 per acre. Industrial Land West of I-95 in June 2012.

Highlights: Harvesting Value

- Land Transactions:
  - 2.02 acres under contract with retail bank (expected Q4 2013 close)
  - 3.4 acres of the 25 acre Williamson Crossing parcel under contract at corner of LPGA & Williamson Blvds (east of I-95) with convenience store (expected Q4 2013 close)
  - **Sold** 16.6 acres for $37,245 per acre in June 2012


40
95
FLORIDA HOSPITAL
HINSON MIDDLE SCHOOL
ADVANCED TECNOLOGY COLLEGE
DAYTONA WEST
CHAMPION ELEMTARY SCHOOL
DAYTONA STATE COLLEGE
TIGER BAY STATE FOREST
USTA TENNIS
LPGA INTERNATIONAL
DAYTONA INTL SPEEDWAY
DAYTONA INTL AIRPORT
FATHER LOPEZ HIGH SCHOOL
95
95
4
92
to Orlando

Daytona Beach: Other Highlights

- Daytona Rising:
  - $400mm renovation of Daytona International Speedway creating
    - 1,200 direct jobs
    - 101,000 seating capacity and 53 suites
    - Projected completion date: January 2016

- Embry Riddle Aeronautical University:
  - $39mm, 140k SF College of Arts & Sciences building; 220k SF Student Center
  - Planned research park East and West on 77 acres at Daytona International Airport
    - 50k SF lab space & Diamond Aviation from Austria
    - Only wind tunnel in the country connected to an airport

- I-4:
  - Widening is in full-throttle mode
  - $134mm project will provide more capacity along I-4 through to the I-95 interchange
  - Estimated to be completed in October 2014

- ONE Daytona:
  - Approved for a 180-acre development including entertainment, restaurants, retail, hotel and residential uses
  - Several hundred million dollars invested locally

Top Institutional Shareholders

as of September 30, 2013

SHAREHOLDER	SHARES	%
Wintergreen Advisers LLC	1,543,075	26.31
Third Avenue Management LLC	543,230	9.26
BlackRock Institutional	371,710	6.34
Brookfield Asset Management	249,970	4.26
Vanguard Group, Inc.	161,440	2.75
Dimensional Fund Advisors, Inc.	158,691	2.71
Carlson Capital LP	140,000	2.39
Royce & Associates Inc.	116,314	1.98
State Street Corp.	85,959	1.47
Northern Trust Corp.	79,195	1.35
TOP SHAREHOLDERS	**3,449,584**	**58.8%**

CONSOLIDATED TOMOKA

Management: Experienced Team

		Started with Company
John P. Albright President and CEO	• Archon Capital, a Goldman Sachs Company • Morgan Stanley • Crescent Real Estate Equities	2011
Mark E. Patten Senior Vice President and CFO	• Simply Self Storage • CNL Hotels & Resorts • Vistana Inc. • KPMG	2012
Steven R. Greathouse Vice President – Investments	• N3 Real Estate • Morgan Stanley • Crescent Real Estate Equities	2012
Teresa J. Thornton-Hill Vice President - Corporate Counsel	• ICI Homes • Cobb Cole • Rogers Towers, P.A.	2005
Linda Crisp Vice President - Corporate Secretary	• 37 years with CTO	1976
Jeff Robbins Director of Real Estate	• Robbins Development Partners, Inc. • Broad Street Partners, LLC • JLL	2012

Management: Board of Directors

		Director Since
John P. Albright	President & Chief Executive Officer of the Company	2012
John J. Allen	President of Allen Land Group, Inc.	2009
William H. Davison	Retired President & CEO of SunTrust Bank, East Central Florida	2007
Jeffry B. Fuqua	Chairman of the Board of the Company and President of Amick Holdings, Inc.	2009
William L. Olivari	Certified Public Accountant and Partner of Olivari and Associates	2008
Howard C. Serkin	Chairman of Heritage Capital Group, Inc.	2011
A. Chester Skinner, III	Vice Chairman of the Board of the Company and President of Skinner Bros. Realty Co.	2010
Thomas P. Warlow, III	President & Chairman - The Martin Andersen-Gracia Andersen Foundation, Inc.	2010

Contact Us

Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard
Daytona Beach, FL 32117

main: 386.274.2202
fax: 386.274.1223
email: info@ctlc.com
NYSE MKT: CTO

For additional information, please see our Annual Report on Form 10-K for the year ended December 31, 2012, or our Quarterly Report on Form 10-Qfor the quarter ended September 30, 2013, copies of which may be obtained by writing the corporate secretary at the address above, or at www.ctlc.com.

Discover Daytona West at www.exploredb.com